Exhibit 2.2

VACCINES ASSET TRANSFER AGREEMENT Dated as of April 4, 2007 between BIOVERIS CORPORATION and 32 MOTT STREET ACQUISITION I, LLC

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VACCINES ASSET TRANSFER AGREEMENT

This VACCINES ASSET TRANSFER AGREEMENT (this Vaccines Asset Transfer Agreement, together with all annexes, exhibits, schedules and other documents attached hereto, hereinafter referred to as the “Agreement”) dated as of April 4, 2007 is made by and between BioVeris Corporation, a Delaware corporation (“Seller”), and 32 Mott Street Acquisition I, LLC, a Delaware limited liability company (“Purchaser”).

RECITALS

WHEREAS, simultaneously herewith, Seller is entering into a Merger Agreement, dated as of the date hereof, by and among Seller, Roche Holding Ltd, and Lili Acquisition Corporation (the “Merger Agreement”) whereby Seller shall become a wholly owned indirect subsidiary of Roche Holding Ltd;

WHEREAS, Seller desires to sell to Purchaser, and Purchaser desires to purchase from Seller, the assets of Seller related to the research, development, manufacture, production, testing, sale, distribution and use of vaccines conducted by Seller (the “Vaccine Business”);

WHEREAS, the Board of Directors of the Seller, upon recommendation of the special committee of independent directors of the Board of Directors of the Seller, deems it advisable and in the best interests of the stockholders of the Seller that the parties consummate the transactions contemplated herein immediately prior to the closing of the Merger Agreement, and otherwise upon the terms and subject to the conditions provided for herein;

NOW THEREFORE, for and in consideration of the premises, mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and agreed, and intending to be legally bound, the parties agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1        Definitions. For purposes of this Agreement, the following terms shall have the meanings specified below:

“Action” means any claim, action, cause of action or suit, litigation, controversy, assessment, arbitration, investigation, hearing, charge, complaint, demand, notice or proceedings to, from, by or before any Governmental Authority.

“Affiliate” means, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise. Neither Genentech Inc., 1 DNA Way, South San Francisco, California 94080-4990, USA nor Chugai Pharmaceutical Co., Ltd, 1-9 Kyobashi 2-chome, Chuo-ku, Tokyo, 104-8301, Japan shall be deemed an Affiliate of Seller for purposes of this Agreement.

“Agreement” shall have the meaning given in the preamble hereto.

“Allocation” shall have the meaning given in Section 2.7.

“Assignment of Subject Inventions” shall have the meaning given in Section 6.5(b).

“Assumed Contracts” shall have the meaning given in Section 2.1(b).

“Assumed Liabilities” shall have the meaning given in Section 2.3.

“Benefit Plans” shall have the meaning given in Section 2.2(b).

“Bill of Sale and Assignment” shall have the meaning given in Section 6.5(a).

“Business Day” shall mean a day except a Saturday, a Sunday or other day on which banks in the City of New York are authorized or required by Law to be closed.

“Closing” shall have the meaning given in Section 2.6.

“Closing Date” shall have the meaning given in Section 2.6.

“Code” means the Internal Revenue Code of 1986, as amended.

“Confidential Information” means all discoveries, concepts, ideas, research and development, know-how, formulae, inventions, compositions, manufacturing and production processes and techniques, technical data, procedures, designs, drawings, specifications, databases, and other confidential and nonpublic information, including customer lists, supplier lists, pricing and cost information, and business and marketing plans and proposals owned by Seller or any of its Subsidiaries and related to the Vaccine Business, in each case excluding any rights in respect of any of the foregoing that comprise or are protected by Copyrights or Patents or that constitute Trade Secrets. Confidential Information, as defined herein, shall not include any information that (i) was in the public domain at the time of the Closing Date; and/or (ii) is provided to one party from sources independent of the other party who are lawfully in possession thereof and without any obligation to keep it confidential or any restriction on its use.

“Contract” means any written, oral, implied or other agreement, contract, understanding, arrangement, instrument, note, guaranty, indemnity, warranty, deed, assignment, purchase order, work order, commitment, covenant, assurance or undertaking of any nature which in any case creates legally binding obligations.

“Copyrights” means works of authorship and pending applications for registration of works of authorship.

“Effective Time” shall have the meaning given in the Merger Agreement.

“Excluded Assets” shall have the meaning given in Section 2.2.

“Excluded Contracts” shall have the meaning given in Section 2.2(j).

“Excluded Liabilities” shall have the meaning given in Section 2.4.

“Governmental Authority” shall mean any government, court, regulatory or administrative agency, commission or authority or other governmental instrumentality, whether federal, state or local, domestic, foreign, multinational or supranational.

“Governmental Order” shall have the meaning given in Section 8.1(c).

“Indebtedness” of any Person means, without duplication, (i) the principal of, interest on and premium (if any) in respect of (A) indebtedness of such Person for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable; (ii) all obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement including trade accounts payable and other accrued current liabilities arising in the ordinary course of business; (iii) all obligations of such Person under leases required to be capitalized in accordance with generally accepted accounting principles; (iv) all obligations of such Person for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction; (v) the liquidation value of all redeemable preferred stock of such Person; (vi) all obligations of the type referred to in clauses (i) through (v) of any Persons for the payment of which such Person is responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise, including guarantees of such obligations; and (vii) all obligations of the type referred to in clauses (i) through (vi) of other Persons secured by any Lien on any property or asset of such Person (whether or not such obligation is assumed by such Person).

“Indemnified Party” shall have the meaning given in Section 9.2.

“Indemnifying Party” shall have the meaning given in Section 9.2.

“Intellectual Property” means Patents, Copyrights, Know-How, Trade Secrets, Software and Confidential Information, whether protected, created or arising under the laws of the United States or any other jurisdiction, including rights to sue for and remedies against past, present and future infringements thereof, and rights of priority and protection of interests therein under the laws of any jurisdiction worldwide.

“Know-How” means methods, procedures, Trade Secrets, formulas, techniques, assays, protocols, procedures, processes, systems, specifications, data, results of clinical trials, and technical data.

“Law” means any law, statute, rule, regulation, standard, ordinance or other pronouncement having the effect of law of any foreign jurisdiction, the United States or any state, county, city or other political subdivision or of any Governmental Authority, including, without limitation, common law.

“Liability” or “Liabilities” means any debt, loss, damage, adverse claim, Tax, liability or obligation (whether direct or indirect, known or unknown, asserted or unasserted, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, or due or to become due, and whether in contract, tort, strict liability or otherwise), and including all costs and expenses relating thereto.

“Lien” shall mean, with respect to any asset (including any security), any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset.

“Loss” or “Losses” means any and all damages, awards, settlements, judgments (including, without limitation, consequential or incidental damages payable to Third Parties included within such damages, awards, settlements, and judgments), fines, penalties, deficiencies, diminution in value, costs, losses, expenses and disbursements (including, without limitation, interest, court costs, reasonable fees of attorneys, accountants and other experts or other reasonable expenses of investigation, litigation or other proceedings).

“Merger Agreement” shall have the meaning given in the Recitals.

“Order” means any writ, judgment, decree, injunction, award, assessment, decision, ruling or similar order of any Governmental Authority (in each such case whether preliminary or final).

“Owned Intellectual Property” shall have the meaning given in Section 2.1(a).

“Patents” means the United States and foreign patents and patent applications, including, without limitation, certificates of invention and applications for certifications of invention, registered designs and registered design applications, industrial designs and industrial design applications and registrations, reissues, extensions, substitutions, registrations, revalidations, renewals, term restorations, additions, provisionals, continuations, continuations-in-part, reexaminations, foreign counterparts and divisionals thereof.

“Patent Assignment” shall have the meaning given in Section 6.5(c).

“Person” shall mean an individual, a corporation, a limited liability company, a partnership, an association, a trust or any other entity, including a Governmental Authority.

“Post-Closing Period” shall have the meaning given in Section 5.8(d).

“Pre-Closing Period” shall have the meaning given in Section 5.8(d).

“Purchase Price” shall have the meaning given in Section 2.5.

“Purchaser” shall have the meaning given in the preamble hereto.

“Roche” means F. Hoffmann-La Roche Ltd.

“Seller” shall have the meaning given in the preamble hereto.

“Software” means any and all (i) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code, (ii) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise, (iii) descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons, and (iv) all documentation including user manuals and other training documentation related to any of the foregoing.

“Subsidiary” when used with respect to any party, shall mean any corporation, limited liability company, partnership, association, trust or other entity of which securities or other ownership interests representing more than 50% of the equity and more than 50% of the ordinary voting power (or, in the case of a partnership, more than 50% of the general partnership interests) are, as of such date, owned by such party or one or more Subsidiaries of such party or by such party and one or more Subsidiaries of such party.

“Tax” or “Taxes” means any income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including a tax under Section 59A of the Code), capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, real property transfer, recording, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, customs duty, fee or other similar assessment or charge in the nature of a tax, imposed by any Governmental Authority, including any interest or penalty thereon or addition thereto, whether disputed or not and whether payable by reason of being a member of an affiliated, consolidated, combined or unitary group, operation of Law, or Treasury Regulation Section 1.1502-6(a) (or any predecessor or successor thereof or any analogous or similar provision of Law).

“Tax Returns” means any return, report, claim for refund, estimate, information return or statement or other similar document required to be filed with any Governmental Authority with respect to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Termination Protection Plan” means the BioVeris Corporation Employee Termination Protection Plan effective as of February 13, 2004, as amended by an amendment dated the date hereof, and as amended hereafter only with the consent of Roche.

“Third Party” shall mean any Person other than Purchaser or Seller or an Affiliate of Purchaser or Seller.

“Third Party Financing” means any funds, whether in the form of debt, equity or prepaid license fees, other than capital lease or similar equipment leasing obligations, directly or indirectly raised by Purchaser from a Third Party for the purpose of conducting the Vaccines Business.

“Trade Secrets” means any information, including a formula, pattern, compilation, program, device, method, technique or process, owned by Seller or any of its Subsidiaries and related to the Vaccine Business, that derives independent economic value, actual or potential, from not being generally known to the public or to other persons who can obtain economic value from its disclosure or use.

“Transaction Documents” shall have the meaning given in Section 6.5.

“Transfer Taxes” shall have the meaning given in Section 5.8(a).

“Transferred Assets” shall have the meaning given in Section 2.1.

“United States” shall mean the United States of America and its territories and possessions.

“Unreleased Agreement” shall have the meaning given in Section 5.3(b).

“Vaccine Business” shall have the meaning given in the Recitals.

ARTICLE II

ASSETS, LIABILITIES AND PURCHASE PRICE

Section 2.1        Sale and Transfer of Assets. Upon the terms and subject to the conditions of this Agreement, the Seller shall, and shall cause its Subsidiaries to, sell, assign, transfer, convey and deliver, or cause to be sold, assigned, transferred, conveyed and delivered to Purchaser, and Purchaser agrees to purchase and acquire all right, title and interest of Seller and its Subsidiaries in and to the following assets, properties and rights (collectively, the “Transferred Assets”):

(a)          (x) the Intellectual Property owned by Seller or any of its Subsidiaries and listed on Schedule 2.1(a) and (y) the Know-How, Trade Secrets and Confidential Information (excluding, in each case, any such Intellectual Property that comprises or is protected by Copyrights or Patents (other than the Patents listed on Schedule 2.1(a))) owned by Seller and exclusively related to the Vaccines Business or any Patents listed on Schedule 2.1(a) (collectively, the “Owned Intellectual Property”);

(b)          all rights (and obligations) in, to and under the agreements relating exclusively to the Vaccine Business and listed on Schedule 2.1(b)(i) as “existing agreements” (collectively, the “Assumed Contracts”) subject to Sections 2.8 and 5.3, and all rights to negotiate with respect to the proposed agreements relating exclusively to the Vaccine Business and listed on Schedule 2.1(b)(ii) as “proposed agreements” subject to the limitations set forth therein; provided, however, that any “proposed agreements” entered into prior to Closing shall be deemed to be “existing agreements” upon their execution, and any amounts paid to third parties in connection with the “proposed agreements” prior to Closing shall be added to the Purchase Price on a dollar-for-dollar basis;

(c)          (i) the personal tangible property and equipment owned by Seller or any of its Subsidiaries and (ii) the books, records, data, manuals, files and other documentation, whether written, electronic or otherwise (including, customer records, supplier lists, distributor lists, purchase and sale records, price lists, correspondence, quality control records, research and development files, drawings, blue prints, and designs) to the extent owned by Seller, in each case, that are used exclusively in the Vaccine Business and listed on Schedule 2.1(c);

(d)          all prepaid expenses, advance payments (if any), sponsored research amounts and prepaid items to the extent exclusively related to the Vaccine Business and listed on Schedule 2.1(d);

(e)          any Intellectual Property owned by Seller or any of its Subsidiaries and exclusively related to the Vaccine Business that is conceived of, reduced to practice, or otherwise created subsequent to the date hereof and prior to the Closing and set forth in an amendment to Schedule 2.1(e), which amendment shall be reasonably agreed by Seller and Purchaser and in accordance with the procedure set forth in Section 5.14 of the Merger Agreement;

(f)           all claims of Seller or any Subsidiary against Third Parties to the extent exclusively related to the Transferred Assets, whether choate or inchoate, known or unknown, contingent or non-contingent, including all such claims listed in Schedule 2.1(f);

(g)          such other properties or assets used primarily in the Vaccines Business and listed on Schedule 2.1(g); and

(h)	all goodwill exclusively related to the Vaccine Business;

Section 2.2        Excluded Assets. The Transferred Assets shall include only those assets included in Section 2.1, it being the intention of the parties that all other rights, properties and assets of the Seller and its Subsidiaries are to be retained and not sold or assigned to Purchaser, including, without limitation, the rights, properties and assets listed or described below (collectively, the “Excluded Assets”):

(a)          all cash, cash equivalents, marketable securities and intercompany accounts receivable of Seller or its Subsidiaries;

(b)          all rights in connection with, and assets of the employee benefit plans (the “Benefit Plans”) of Seller and its Subsidiaries;

(c)          all minute books, stock books, Tax Returns and similar corporate records of Seller and its Subsidiaries;

(d)          all employees of the Seller and its Subsidiaries, except as set forth in Section 5.7 hereof;

(e)          all claims, counterclaims and rights of offset against Liabilities to the extent not assumed by Purchaser;

(f)           all rights of Seller under this Agreement and the Transaction Documents;

(g)	the shares of capital stock of the Seller held in treasury;
(h)	the shares of capital stock of the Seller’s Subsidiaries;
(i)	all insurance policies and rights thereunder;

(j)           all Contracts of the Seller other than the Assumed Contracts (the “Excluded Contracts”);

(k)          all personnel records and other records that Seller or any of its Subsidiaries are required by law to retain in its possession;

(l)           all claims for refund of Taxes and other governmental charges of whatever nature; and

(m)         all information assets or other property, including any Intellectual Property, owned by a party other than Seller or any of its Subsidiaries.

Section 2.3        Assumed Liabilities. In addition to any other amounts to be paid by Purchaser as provided herein, upon the terms and subject to the conditions of this Agreement, at Closing, Purchaser shall assume and thereafter pay, perform, satisfy and fully discharge when due, and shall hold the Seller and its Subsidiaries harmless from, any and all liabilities and obligations of any kind, character or description (whether known or unknown, accrued, absolute, contingent or otherwise) to the extent (a) relating to the Transferred Assets or (b) exclusively related to the Vaccine Business (whether arising before or after the Closing), including all liabilities and obligations under or relating to the Assumed Contracts (collectively, the “Assumed Liabilities”), but expressly excluding the Excluded Liabilities.

Section 2.4        Excluded Liabilities. The Excluded Liabilities shall remain the sole responsibility of Seller and shall be retained, paid, performed and discharged solely by Seller. Purchaser will not assume or be liable for any Excluded Liability. “Excluded Liabilities” shall mean all Liabilities of Seller other than Assumed Liabilities, including:

(a)          subject to Section 5.7, all Liabilities arising prior to the Closing out of, relating to or with respect to (i) the employment or performance of services, or termination of employment or services, of any individual by Seller or any Subsidiary, (ii) workers’ compensation claims against Seller or any Subsidiary of Seller or (iii) any Benefit Plan;

(b)          all Liabilities in respect of any pending or threatened Action or other claim to the extent arising out of, relating to or otherwise in respect of any Excluded Asset;

(c)          fees and expenses payable by Seller in accordance with Section 10.2, including any fees and expenses incurred by the Special Committee of the Board of Directors of the Seller;

(d)          all Taxes of Seller, except as otherwise expressly provided herein; and

(e)	all Liabilities under the Excluded Contracts.

Section 2.5      Purchase Price. In consideration of the acquisition of the Transferred Assets, Purchaser shall, in addition to its assumption of the Assumed Liabilities, pay to the Seller, by wire transfer of immediately available funds, (a) at the Closing $1,000,000, (b) on each of the first, second and third anniversaries of the Closing Date, $50,000, and (c) $2,709,000 on the earlier to occur of (i) Purchaser obtaining any Third Party Financing or (ii) the third anniversary of the Closing Date (the payments due under (a), (b) and (c) hereunder collectively the “Purchase Price”).

Section 2.6       Closing. The closing of the transactions contemplated by this Agreement (the “Closing” and the date of the Closing the “Closing Date”) shall take place at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, 4 Times Square, New York, NY 10036, immediately prior to the closing of the Merger Agreement. At the Closing, the parties hereto shall deliver all funds, documents and instruments required to be delivered pursuant to Articles VI and VII.

Section 2.7        Allocation of Purchase Consideration. Between the date hereof and the Closing, the parties will endeavor to agree on an allocation, and to be bound by such allocation of, the Purchase Price plus the Assumed Liabilities among the Transferred Assets for all purposes (including financial accounting and Tax purposes) in accordance with Section 1060 of the Code, based on the fair market value of the Transferred Assets (the “Allocation”). If such an allocation is agreed, the parties shall file all Tax Returns (including, without limitation, IRS Form 8594, any additional information return required to be filed pursuant to Section 1060 of the Code, and any comparable form under state, local or foreign Tax Law) in a timely manner and consistent with such Allocation, and each party agrees to notify the other party in the event that any Governmental Authority takes or proposes to take a position for Tax purposes that is inconsistent with the Allocation, and not later than 30 days prior to the filing of their respective forms, each Party shall deliver to the other Party a copy of any information required to be furnished to the Secretary of the Treasury under Code Section 1060.

Section 2.8        Third-Party Consents. Notwithstanding anything to the contrary in this Agreement, this Agreement shall not constitute an agreement to transfer any Transferred Asset, or any claim, right or benefit arising under or resulting from a Transferred Asset, if such transfer or attempt to make such transfer, without the consent or approval of a Third Party, would constitute a breach or violation thereof or affect adversely the rights of Seller thereunder; and no action under this Agreement shall constitute a transfer of such Transferred Asset in the absence of such consent or approval. Seller and Purchaser shall give reasonable prompt notice to the other party of any written notice from any Third Party alleging that the consent of such Third Party is or may be required in connection with the transactions contemplated by this Agreement. To the extent any asset, property or right that would otherwise constitute a Transferred Asset is not transferred as provided above, Seller and Purchaser shall use commercially reasonable efforts to enter into arrangements to provide Purchaser with substantially all of the benefits and burdens (or economic equivalents) relating to such assets, properties and rights. After Closing, Purchaser shall use reasonable best efforts to obtain as soon as practicable such consents or approvals (and the release of Seller from any Liabilities related thereto), and Seller shall cooperate with Purchaser in such efforts.

Section 2.9      Further Conveyances and Assumptions. From time to time following the Closing, Seller and Purchaser shall, and shall cause their respective Subsidiaries to, execute, acknowledge and deliver such further instruments, and take such further actions, as may be reasonably necessary or appropriate to transfer the Transferred Assets to Purchaser and to effect the assumption of the Assumed Liabilities by Purchaser under this Agreement and to otherwise make effective the transactions contemplated hereby. If after the Closing, an executive of Purchaser or Seller becomes aware of any asset or right that was transferred and should not have been transferred pursuant to this Agreement, or was not transferred and should have been transferred pursuant to this Agreement, Purchaser and Seller shall work together in good faith to cause such assets or rights to be transferred to the proper party.

ARTICLE III

NO REPRESENTATIONS AND WARRANTIES OF THE SELLER

SELLER DOES NOT MAKE AND HAS NOT MADE ANY REPRESENTATIONS OR WARRANTIES WHATSOEVER, EXPRESS OR IMPLIED. ALL SUCH OTHER REPRESENTATIONS AND WARRANTIES ARE HEREBY EXPRESSLY DISCLAIMED BY SELLER.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

Purchaser hereby represents and warrants to Seller as of the date hereof and as of the Closing, as follows:

Section 4.1        Existence. Purchaser is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware and has full limited liability company power and authority to conduct its business as it is now being conducted and to own or lease its properties and assets. Purchaser is duly qualified or licensed to do business as a foreign limited liability company, and is in good standing as a foreign limited liability company, in every jurisdiction in which the ownership of the Vaccine Business’ property or assets or the conduct of its business would require such qualification or license, except where the failure to be so qualified would not have a material adverse effect on Purchaser.

Section 4.2        Corporate Power and Authority. Purchaser has full limited liability company power and authority to enter into this Agreement, perform its obligations hereunder, purchase the Transferred Assets and carry out the transactions contemplated herein. The execution and delivery of this Agreement, the performance by Purchaser of its obligations hereunder and the consummation of the transactions contemplated herein have been duly authorized by all actions on the part of Purchaser and its interest holders required by applicable law and its constituent documents. This Agreement constitutes the legal, valid and binding obligation of Purchaser, enforceable against it in accordance with its terms except (a) as the enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws now or hereafter in effect relating to creditor’s rights generally and (b) that the remedy of specific performance or injunctive relief and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

Section 4.3        No Violation. Neither the execution and delivery of this Agreement nor the performance by Purchaser of its obligations hereunder nor the consummation of the transactions contemplated hereby will (a) contravene any provision of the constituent documents of Purchaser; (b) violate, be in conflict with, constitute a default under, permit the termination of, cause the acceleration of the maturity of any Indebtedness or obligation of Purchaser under, require the consent of any other party to, constitute a breach of, create a loss of a material benefit under, or result in the creation or imposition of any Lien upon any property or assets of Purchaser under any mortgage, indenture, lease, contract, agreement, instrument or commitment to which Purchaser is a party or by which Purchaser, or any of its assets or properties may be bound; or (c) to Purchaser’s knowledge, violate any Law or Order to which Purchaser is subject or by which Purchaser, or any of its assets or properties are bound.

Section 4.4        Consents and Approvals of Governmental Authorities. Except for filings required pursuant to securities Laws, no consent, approval or authorization of, or declaration, filing or registration with, any Governmental Authority is required to be made or obtained by Purchaser in connection with the execution, delivery or performance of this Agreement by Purchaser, except as has been obtained on or prior to the date hereof.

Section 4.5        Brokers and Finder’s Fees. Purchaser is not a party to, nor in any way obligated to make any payment relating to, any contract for the payment of any broker’s or finder’s fee in connection with the origin, negotiation, execution or performance of this Agreement or the Transaction Documents.

Section 4.6       Disclaimer of Warranties. EXCEPT AS EXPRESSLY SET FORTH IN THIS ARTICLE IV, PURCHASER DOES NOT MAKE AND HAS NOT MADE ANY REPRESENTATIONS OR WARRANTIES WHATSOEVER, EXPRESS OR IMPLIED. ALL SUCH OTHER REPRESENTATIONS AND WARRANTIES ARE HEREBY EXPRESSLY DISCLAIMED BY PURCHASER.

ARTICLE V

COVENANTS

Section 5.1        Conduct of the Vaccine Business. The Seller agrees that during the period from the date hereof until the earlier of the Closing or the termination of this Agreement, except as (i) otherwise expressly contemplated by this Agreement; or (ii) consented to by Purchaser in writing (which consent shall not be unreasonably withheld or delayed), the Seller shall use its commercially reasonable efforts to (x) operate the Vaccine Business in the ordinary course of business consistent with past practice and all applicable Laws and (y) preserve intact the Vaccine Business and the Transferred Assets and all of Seller’s rights therein in all material respects and without the imposition of any material Lien thereon.

Section 5.2	Books and Records: Access.

(a)          Unless otherwise consented to in writing by Seller, for a period of seven (7) years following the Closing, Purchaser shall not destroy, alter or otherwise dispose of any original books or records related to the Vaccine Business included in the Transferred Assets without first offering to surrender such books and records to Seller and shall maintain such books and records in good condition in a reasonably accessible location. Purchaser shall allow Seller reasonable access during normal business hours to examine and copy such books and records upon demonstration of a proper purpose.

(b)          Unless otherwise consented to in writing by Purchaser, for a period of seven (7) years following the Closing, Seller shall not destroy, alter or otherwise dispose of any original books or records related to the Vaccine Business without first offering to surrender such books and records to Purchaser and shall maintain such books and records in good condition in a reasonably accessible location. Seller shall allow Purchaser upon reasonable prior notice reasonable access during normal business hours to examine and copy such books and records upon demonstration of a proper purpose.

Section 5.3	Reasonable Best Efforts.

(a)          Prior to Closing, upon the terms and subject to the conditions provided herein, except as otherwise provided in Section 5.4, each of the parties hereto agrees to use its reasonable best efforts to take or cause to be taken all actions, to do or cause to be done, and to assist and cooperate with any party hereto in doing all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement, including, but not limited to, (i) the satisfaction of the conditions precedent to the obligations of any of the parties hereto; (ii) the obtaining of required consents, waivers or approvals of third parties, provided, however, that none of the parties hereto shall be obliged to make any payment to third parties for obtaining such consents, waivers or approvals; and (iii) the execution and delivery of such instruments, and the taking of such other actions as the other party hereto may reasonably require in order to carry out the intent of this Agreement. Prior to the Closing, Seller and Purchaser agree to use their reasonable best efforts to cause Third Parties to Assumed Contracts to release Seller and its Subsidiaries from all Liabilities relating to the Assumed Contracts upon their assignment to Purchaser; provided, however, that none of the parties hereto shall be obliged to make any payment to third parties for obtaining any such release.

(b)          If as of the Closing, Seller and its Subsidiaries have not been unconditionally and irrevocably released from all Liabilities under any Assumed Contract (each such agreement, an “Unreleased Agreement”), Purchaser will either:

(i)    provide Seller with an Acceptable Letter or Letters of Credit in an aggregate amount equal to the sum of $71,500 for each Unreleased Agreement that is not excluded from the Transferred Assets or terminated pursuant to clause (ii) of this Section 5.3(b) (which amount for any such agreement will be reduced to zero upon the earlier of the expiration or termination of the applicable Unreleased Agreement or the date on which Seller and its Subsidiaries are released), provided that at any time after the third anniversary of the Closing, Seller may terminate any such Unreleased Agreement unless credit support reasonably satisfactory to Seller has been implemented;

(ii)   prior to the earlier of the Closing or the Effective Time, elect to exclude irrevocably such Unreleased Agreement from the Transferred Assets or elect to request that the Company, or its relevant Subsidiary, terminate such Unreleased Agreement, such termination to be effective as of the earlier of the Closing or the Effective Time, and the Company or its relevant Subsidiary shall implement such termination.

An “Acceptable Letter of Credit” means an irrevocable standby letter of credit issued by an acceptable issuer to and for the benefit of the Seller that does not by its terms expire prior to 90 days after the third anniversary of the Closing or the date on which the amount of the letter of credit has been reduced to zero to draw thereon in one or more drawings if Seller is entitled to be paid any amounts under Section 9.1(b). An “acceptable issuer” means an office located in the United States of a bank or trust company organized under the laws of the United States or any state thereof that has both a short-term and long-term deposit rating of at least P-1 or A2 by Moody’s or at least A-1 and A by Standard & Poor’s.

Section 5.4       Governmental Authorization. The Seller, on the one hand, and Purchaser, on the other hand, shall promptly file all necessary registrations and filings required by any Governmental Authority in order to consummate the transactions contemplated hereby. Each of Purchaser and the Seller further agrees that it will comply with any applicable post-Closing notification or requirements of any antitrust, trade competition, investment or control reporting or similar law or regulation of any Government Authority with competent jurisdiction. Each of Purchaser and the Seller agrees to cooperate with and promptly to consult with, to provide any reasonably available information with respect to, and to provide, subject to appropriate confidentiality provisions, copies of all presentations and filings to any Governmental Authority to, the Seller or Purchaser, as the case may be, or the counsel of the Seller or Purchaser, as the case may be.

Section 5.5        Confidentiality. Seller agrees that for five (5) years following the Closing Date it shall and shall cause its Subsidiaries and Affiliates to, hold in strict confidence, unless compelled to disclose by judicial or administrative process or by other requirements of Law (and to the extent reasonably practicable will provide reasonable prior notice to Purchaser so that Purchaser shall have an opportunity to object), all confidential information (including the Confidential Information) of Purchaser exclusively related to the Vaccine Business or the Transferred Assets in the possession of Seller and will not, and will cause its Subsidiaries and Affiliates not to, release or disclose such confidential information to any other Person, except to their auditors, attorneys, investors, financial advisors and other consultants, agents and advisors who need to know such information in connection with Seller’s business (provided that Seller takes reasonable steps to ensure that each such Person maintains the confidentiality required hereunder); provided, however, that the foregoing obligations shall not apply to any such information which comes into the public domain through no fault of Seller, any Subsidiary or Affiliate of Seller, or of any Person to whom Seller is authorized to release or disclose such information, or any information that the recipient of such information independently develops or discovers after the Closing without reference to the disclosed information or breach hereof. Seller shall satisfy its obligation to hold any such information in confidence if it exercises the same care with respect to such information as Roche would take to preserve the confidentiality of its own confidential information.

Section 5.6      Public Announcements. No press release or announcement concerning the transactions contemplated hereby shall be issued by the Seller or the Purchaser or any of their Affiliates without the prior consent of the other party hereto, except as such press release or announcement may be required by law, rule or regulation, in which case the party required to issue the release or announcement shall, to the extent practicable, allow the other party hereto reasonable time to comment on such release or announcement in advance of the issuance of such release or announcement, or the press release contemplated by the Merger Agreement.

Section 5.7       Employee Matters. Purchaser or one of its Affiliates shall be entitled to make an offer of employment, to be effective as of the Closing, to any of the individuals listed on Schedule 5.7 on terms and conditions to be determined by Purchaser. Seller and Purchaser shall use reasonable best efforts to ensure that any such individual who has accepted such an offer of employment shall have entered into a release in the form attached hereto as Exhibit E, effective as of the Closing, and shall have resigned effective as of the Closing. Any such individual who has prior to the Closing accepted such an offer of employment and entered into such release, and (i) is identified on Schedule 5.7 as being covered by the Termination Protection Plan shall be deemed to be terminated by Seller without Cause (as such term is defined in the Termination Protection Plan) for all purposes of the Termination Protection Plan and to be entitled to all benefits to which such person is entitled under the Termination Protection Plan or (ii) is not identified on Schedule 5.7 as being covered by the Termination Protection Plan shall be entitled to the severance payment specified in such release. Except as provided in the preceding sentence, any individual who has accepted an offer of employment with Purchaser prior to the Closing shall not be entitled to any severance payment from Seller.

Section 5.8       Certain Tax Matters. The following provisions shall govern the allocation of responsibility as between Purchaser and Seller for certain tax matters following the Closing Date:

(a)          Transfer Taxes and Costs. All transfer, sales, use, value added, stamp, recording, registration, excise, or other similar Taxes and any notarial fees (other than Taxes measured by, or with respect to, income imposed on Purchaser) incurred in connection with (i) the Transfer of any of the Transferred Assets pursuant to this Agreement or the Transaction Documents, (ii) the delivery of this Agreement or any of the Transaction Documents, and (iii) the consummation of any of the transactions contemplated by this Agreement or any of the Transaction Documents (collectively, “Transfer Taxes”), shall be borne by Purchaser and Seller in equal shares. All such Transfer Taxes shall be timely paid, and all applicable filings, reports and returns shall be filed, by the party responsible for such payment and filings as provided under applicable law. The paying party shall be entitled to reasonably prompt reimbursement for one-half of the Transfer Taxes so paid from the non-paying party in accordance with this Section 5.8(a). Purchaser shall provide to Seller, and Seller shall provide to Purchaser, all exemption certificates or resale certificates with respect to the listed Transfer Taxes that may be provided for under applicable Law. Such certificates shall be in the form, and shall be signed by the proper party, as provided under applicable Law.

(b)          Pre-Closing Taxes. Subject to Section 5.8(a) and 5.8(d), Seller shall be liable for all Taxes relating to or arising out of the Transferred Assets or the operation of the Vaccine Business imposed with respect to any taxable period ending on or before the Closing Date.

(c)          Other Taxes. All Taxes incurred by Seller in connection with the transactions contemplated by this Agreement relating to any gain or income from the sale or transfer of the Transferred Assets and the Assumed Liabilities, shall be borne by the Seller.

(d)          Prorations. All Taxes other than Transfer Taxes or Taxes based upon or related to income or receipts, including but not limited to, all real property taxes, personal property taxes, ad valorem obligations and similar taxes imposed on a periodic basis, in each case levied with respect to the Transferred Assets or the operation of the Vaccine Business for a taxable period which includes (but does not end on) the Closing Date, shall be apportioned between Seller and Purchaser as of the Closing Date based on the number of days in such taxable period prior to the Closing Date (the “Pre-Closing Period”) and the number of days in such taxable period following the Closing Date (the “Post-Closing Period”). Seller shall be liable for the proportionate amount of such taxes that is attributable to the Pre-Closing Period and Purchaser for the proportionate amount of such taxes that is attributable to the Post-Closing Period. Within 90 days after the Closing, Seller and Purchaser shall present a reimbursement to which each is entitled under this Section 5.8(d) together with such supporting evidence as is reasonably necessary to calculate the proration amount. The proration amount shall be paid by the party owing it to the other within 10 days after delivery of such statement. Thereafter, Seller shall notify Purchaser upon receipt of any bill for real or personal property taxes relating to the Transferred Assets, part or all of which are attributable to the Post-Closing Period, and shall promptly deliver such bill to Purchaser who shall pay the same to the appropriate taxing authority, provided that if such bill covers the Pre-Closing Period, Seller shall also remit prior to the due date of assessment to Purchaser payment for the proportionate amount of such bill that is attributable to the Pre-Closing Period. In the event that either Seller or Purchaser shall thereafter make a payment for which it is entitled to reimbursement under this Section 5.8(d), the other party shall make such reimbursement promptly but in no event later than 30 days after the presentation of a statement setting forth the amount of reimbursement to which the presenting party is entitled along with such supporting evidence as is reasonably necessary to calculate the amount of reimbursement. Any payment required under this Section and not made within 5 Business Days after its due date shall bear interest at the rate per annum determined, from time to time, under the provisions of Section 6621(a)(2) of the Code for each day until paid.

(e)          Cooperation on Tax Matters. Purchaser and Seller shall cooperate fully, as and to the extent reasonably requested by the other party, and shall retain and (upon the other party’s request) furnish or cause to be furnished to the other party, as promptly as practicable, such information and assistance relating to the Transferred Assets and the Assumed Liabilities as is reasonably necessary for the preparation and filing of any Tax Return, claim for refund or other required or optional filings relating to Tax matters, for the preparation for any Tax audit, for the preparation for any Tax protest, or for the prosecution or defense of any suit or other proceeding relating to Tax matters. Such cooperation shall also include making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Purchaser and Seller agree (A) to retain all books and records with respect to Tax matters pertinent to the Seller relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations (and, to the extent notified by Purchaser or Seller, any extensions thereof) of the respective taxable periods, and to abide by all record retention agreements entered into with any taxing authority, and (B) to give the other party reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the other party so requests, the Purchaser or Seller, as the case may be, shall allow the other party to take possession of such books and records.

Section 5.9        Relocation of Transferred Assets. In connection with the Closing, Seller and Purchaser shall use commercially reasonable efforts to cause any tangible property included in the Transferred Assets to be moved to one or more of the locations within the metropolitan Washington area currently leased or subleased by the Company and specified by Purchaser; provided that such tangible property is readily movable without causing any damage to the Excluded Assets or to property leased by Seller from Third Parties that would be material to the value or use of such assets or property. Seller shall pay 50% (not to exceed $25,000) of all costs incurred in connection with such relocation, and Purchaser shall be responsible for the rest.

Section 5.10     Closing. Subject to the conditions of this Agreement, Seller and Purchaser shall cause the Closing to occur immediately prior to the closing of the merger pursuant to the Merger Agreement.

ARTICLE VI

CONDITIONS TO PURCHASER’S OBLIGATION TO CLOSE

The Purchaser’s obligation to consummate the transactions contemplated herein shall be subject to the satisfaction or written waiver by Purchaser on or prior to the Closing Date, of each of the following conditions:

Section 6.1       Covenants, No Material Adverse Effect. The Seller shall have performed in all material respects its agreements and covenants contained in or contemplated by this Agreement that are required to be performed by it at or prior to the Closing pursuant to the terms hereof. No change, event, Action or occurrence that (a) has, or would reasonably be expected to have, a material adverse effect on the Transferred Assets or the Vaccine Business in each case, taken as a whole, (b) prevents the Seller from consummating the transactions contemplated by this Agreement or (c) that materially impairs the ability of the Purchaser to own or use the Transferred Assets or otherwise to conduct the Vaccine Business as it is conducted or proposed to be conducted as of the date hereof following the Closing shall have occurred or be occurring.

Section 6.2        Filings; Consents; Waiting Periods. All consents, waivers, approvals or authorizations of, or declarations, filings or registrations with, or notifications to any Governmental Authority that are listed on Schedule 6.2 or otherwise required in order to consummate the Closing shall have been filed, made or obtained.

Section 6.3        No Injunction. At the Closing Date, there shall be no injunction, restraining order or decree of any nature of any Governmental Authority or body of competent jurisdiction that is in effect that restrains or prohibits the consummation of the transactions contemplated hereby.

Section 6.4       Merger Agreement. All of the conditions to the closing of the Merger Agreement shall have been satisfied or waived, except for those conditions that shall be satisfied at the closing of the Merger Agreement, and each of the parties to the Merger Agreement shall have notified each other party to the Merger Agreement, in writing (with copies of such notices having been delivered to Purchaser) that it is ready, willing and able to consummate the transactions contemplated by the Merger Agreement and that it intends to consummate the transactions contemplated by the Merger Agreement immediately following the consummation of the transactions contemplated by this Agreement.

Section 6.5        Seller Deliverables. At the Closing, Seller shall deliver to Purchaser the following (the “Transaction Documents”):

(a)          a duly executed bill of sale and assignment substantially in the form attached hereto as Exhibit A (the “Bill of Sale and Assignment”);

(b)          a duly executed assignment of subject inventions substantially in the form attached hereto as Exhibit B (the “Assignment of Subject Inventions”);

(c)          a duly executed patent assignment substantially in the form attached hereto as Exhibit C (the “Patent Assignment”);

(d)          a duly executed certificate substantially in the form attached hereto as Exhibit D, certifying that Seller is not a “foreign person” within the meaning of Section 1445 of the Code.

ARTICLE VII

CONDITIONS TO SELLER’S OBLIGATIONS TO CLOSE

The Seller’s obligations to consummate the transactions contemplated herein shall be subject to the satisfaction or written waiver, by the Seller on or prior to the Closing Date, of each of the following conditions:

Section 7.1     Representations and Warranties; Covenants. The representations and warranties of Purchaser shall be true and correct in all material respects on and as of the

Closing Date as though made on and as of the Closing Date (except for representations and warranties made as of a specified date, which need be true and correct only as of the specified date), except where the failure to be true and correct would not impact Purchaser’s ability to consummate the transactions contemplated herein. Purchaser shall have performed in all material respects each of its respective agreements and covenants contained in or contemplated by this Agreement that are required to be performed by it at or prior to the Closing pursuant to the terms hereof.

Section 7.2    Filings; Consents; Waiting Periods. All filings, registrations, notices, consents and approvals, referred to in Section 6.2 shall have been filed, made or obtained.

Section 7.3        No Injunction. At the Closing Date, there shall be no injunction, restraining order or decree of any nature of any Governmental Authority that is in effect that restrains or prohibits the consummation of the transactions contemplated hereby.

Section 7.4       Merger Agreement. All of the conditions to the closing of the Merger Agreement shall have been satisfied or waived, except for those conditions that shall be satisfied at the closing of the Merger Agreement, and each of the parties to the Merger Agreement shall have notified each other party to the Merger Agreement, in writing (with copies of such notices having been delivered to Seller) that it is ready, willing and able to consummate the transactions contemplated by the Merger Agreement and that it intends to consummate the transactions contemplated by the Merger Agreement immediately following the consummation of the transactions contemplated by this Agreement.

Section 7.5        Purchaser Deliverables. At the Closing, Purchaser shall deliver to Seller the following:

(a)	a duly executed Bill of Sale;
(b)	a duly executed Assignment of Subject Inventions;
(c)	a duly executed Patent Assignment; and

(d)          the Purchase Price, to the account or accounts designated in writing by Seller at least two Business Days prior to the Closing; and

(e)          one or more Acceptable Letters of Credit, if any, in the aggregate amount required by Section 5.3(b).

ARTICLE VIII

TERMINATION

Section 8.1        Termination. Notwithstanding anything herein to the contrary, this Agreement:

(a)          shall be terminated automatically if, prior to the Closing, the Merger Agreement is terminated in accordance with its terms;

(b)          may be terminated by the mutual written consent of the Seller and the Purchaser at any time prior to the Closing;

(c)          may be terminated by written notice of the Seller or the Purchaser if a final nonappealable order, writ, judgment, injunction, decree, stipulation, ruling, determination or award entered by or with any Governmental Authority (“Governmental Order”) or other nonappealable final action by a Governmental Authority permanently enjoining, restraining or otherwise prohibiting the Closing has been issued by a Governmental Authority of competent jurisdiction; or

(d)          may be terminated by written notice of the Purchaser if there is a breach of any covenant contained in Section 5.1 which is unable to be cured, and such breach would cause one or more of the conditions specified in Article VI or VII, as applicable, to be unable to be satisfied.

Section 8.2	Procedure and Effect of Termination.

(a)          In the event of termination of this Agreement and abandonment of the transactions contemplated hereby (i) by the parties hereto pursuant to Sections 8.1(b), (c) or (d) hereof, written notice thereof shall be given as promptly as practicable by the party so terminating to the other party, or (ii) automatically pursuant to Section 8.1(a), this Agreement shall forthwith terminate and shall become null and void and of no further effect, and the transactions contemplated hereby shall be abandoned without further action by the Seller, or Purchaser.

(b)	If this Agreement is terminated pursuant to Section 8.1 hereof:

(i)    each party shall redeliver all documents, work papers and other materials of the other parties relating to the transactions contemplated hereby, whether so obtained before or after the execution hereof, to the party furnishing the same, and all confidential information received by

Purchaser with respect to the Seller and its Subsidiaries shall be treated in accordance with the provisions of Section 5.5;

(ii)   all filings, applications and other submissions made pursuant hereto shall, at the option of the Seller, and to the extent practicable, be withdrawn from the Governmental Authority or other Person to which made; and

(iii) there shall be no liability or obligation hereunder on the part of the Seller or Purchaser or any of their respective directors, officers, employees, Affiliates, controlling Persons, agents, advisors or representatives, except that the obligations provided for in this Section 8.2 and Article X hereof shall survive any such termination.

ARTICLE IX

INDEMNIFICATION

Section 9.1        Indemnification. Subject to the other provisions of this Article IX, from and after the Closing:

(a)          Seller shall indemnify and save harmless Purchaser and its officers, directors, employees, advisors, controlling Persons and Affiliates of Purchaser, from and against any Losses suffered or incurred by any such Indemnified Party (regardless of whether such Losses arise as a result of negligence, strict liability or any other theory of liability under law or equity) to the extent arising directly or indirectly from (i) the Excluded Assets or the Excluded Liabilities or (ii) any breach of any agreement, covenant or undertaking of Seller in this Agreement that occurred after the Closing Date and any other obligation or liability of Seller hereunder.

(b)          Purchaser shall indemnify and save harmless Seller and its officers, directors, employees, advisors, controlling Persons and Affiliates of Seller from and against any Losses suffered or incurred by any such Indemnified Party (regardless of whether such Losses arise as a result of negligence, strict liability or any other theory of liability under law or equity) to the extent arising from (i) the Transferred Assets or the Assumed Liabilities or (ii) any breach of any agreement, covenant or undertaking of Purchaser in this Agreement that occurred after the Closing Date and any other obligation or liability of Purchaser hereunder.

In the event that indemnification is sought under this Section 9.1, the Indemnified Party shall notify the Indemnifying Party in writing and in accordance with Section 9.2.

Section 9.2       Third-Party Claims. Promptly after the commencement of any Action by a Third Party with respect to which a party is obligated to provide indemnification under this Agreement, a party entitled to indemnification hereunder (an “Indemnified Party”) shall provide written notice to the party obligated to provide indemnification hereunder (the “Indemnifying Party”) promptly after it becomes aware of the existence of such Action. The Indemnifying Party shall be entitled to participate in such Action at its own expense and, to the extent that it wishes, to assume the defense of such Action with counsel selected by it that is reasonably acceptable to the Indemnified Party after notice from the Indemnifying Party to the Indemnified Party of such election so to assume the defense thereof. After assumption of the defense of any Action as aforesaid, the Indemnifying Party shall not be liable to the Indemnified Party for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Party in connection with the defense thereof; provided that the Indemnified Party shall be entitled to participate in any such defense with separate counsel at the expense of the Indemnifying Party if so requested by the Indemnifying Party or if, in the reasonable opinion of counsel to the Indemnified Party, a conflict exists between the Indemnified Party and the Indemnifying Party such that the representation of both parties by the same counsel is not permitted under rules of professional conduct; and provided further that the Indemnifying Party shall reimburse the Indemnified Party for the Indemnified Party’s costs of assisting the Indemnifying Party in the defense of any such Action to the extent requested by the Indemnifying Party. The Indemnified Party agrees to cooperate fully with (and to provide all relevant documents and records and make all relevant personnel available to) the Indemnifying Party and its counsel in the defense of any such asserted claim at no additional cost to the Indemnifying Party. If an Indemnifying Party assumes the defense of such an Action, (a) no compromise or settlement thereof may be effected by the Indemnifying Party without the Indemnified Party’s consent (which shall not be unreasonably withheld or delayed) unless (i) there is no finding or admission of any violation of law or any violation of the rights of any Person by the Indemnified Party and the compromise or settlement has no effect on any other claims that may be made against the Indemnified Party and (ii) the sole relief provided is monetary damages that are paid in full by the Indemnifying Party or declaratory or injunctive relief that has no actual or potential affect on any Indemnified Party or the business of the Indemnified Party, and (b) the Indemnifying Party shall have no Liability with respect to any compromise or settlement thereof effected by the Indemnified Party without its consent (which shall not be unreasonably withheld or delayed).

Section 9.3        Third-Party Recoveries. If Seller makes a payment with respect to any claim under the representations or warranties set forth herein and Purchaser subsequently receives from a Third Party or under the terms of any insurance policy a sum in respect of the same claim, Purchaser shall repay to Seller such amount as is equal to the sum subsequently received. If Purchaser receives any Third Party recoveries prior to Seller making payment in respect of a claim, then such recoveries shall be deducted from any Losses subject to indemnification under this Agreement. Except as set forth in Section 9.2, nothing contained herein shall obligate Purchaser to make a claim against an insurer or any other Third Party for recovery.

Section 9.4        Contingent Liabilities. If any potential indemnification claim shall arise by reason of a liability which is contingent only, then Seller shall not be under any obligation to make any payment pursuant to such indemnification claim until such time as the contingent liability ceases to be contingent and becomes actual.

Section 9.5       Survival. The representations and warranties contained in this Agreement shall not survive the Closing, provided, however, that the representations and warranties set forth in Section 4.5 shall survive the Closing and shall continue in full force and effect for the applicable statute of limitations plus ninety (90) days.

Section 9.6        Treatment of Indemnity Claims. Any indemnification payment by Seller pursuant to this Article IX shall, to the extent permitted by Law, be treated as an adjustment to the purchase price for the Transferred Assets.

Section 9.7        Successors. In the event that any of the parties hereto or any of their successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all of substantially all of its properties and assets to any Person in one or a series of related transfers or conveyances, then, and in each such case, proper provision shall be made so that the successors or assigns of such party shall succeed to the obligations set forth in this Article IX.

ARTICLE X

MISCELLANEOUS PROVISIONS

Section 10.1      Amendment; Waiver. Neither this Agreement, nor any of the terms or provisions hereof, may be amended, modified, supplemented or waived, except by a written instrument signed by the parties hereto. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provision hereof, nor shall such waiver constitute a continuing waiver. No failure of either party to insist upon strict compliance by the other party with any obligation, covenant, agreement or condition contained in this Agreement shall operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

Section 10.2      Fees and Expenses. Each of the parties shall bear and pay its own costs and expenses incurred in connection with the origin, preparation, negotiation, execution and delivery of this Agreement and the agreements, instruments, documents and transactions referred to in or contemplated by this Agreement including, without limitation, any fees, expenses or commissions of any of its advisors, agents, finders or brokers. Except as otherwise provided herein, any filing or other fees payable to any Governmental Authority in connection with the matters referred to in Section 6.2 shall be borne by the parties in equal shares. Except as aforesaid, each party shall indemnify the other party against any claims of third parties of any brokerage, finder’s, agent’s or similar fees or commissions in connection with the transactions contemplated hereby insofar as such claims are alleged to be based on arrangements or contacts made by, to or with the first mentioned party or its respective advisors or representatives.

Section 10.3    Notices. All notices and other communications required or permitted under this Agreement shall be in writing and mailed by certified mail, faxed with a copy by certified mail or delivered by courier with signature required for delivery at the following addresses (or at such other address for a party as shall be specified by such party by like notice):

(i)	If to Seller, to:

BioVeris Corporation

16050 Industrial Drive

Gaithersburg, MD 20877

Attention: Counsel

Facsimile: (301) 230-0158

with a copies to (which shall not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP

4 Times Square

New York, NY 10036

Attention: Paul T. Schnell, Esq. and Richard J. Grossman, Esq.

Facsimile: (212) 735-2000

and

Shearman & Sterling LLP

599 Lexington Avenue

New York, NY 10022

Attention: Eliza Swann, Esq.

Facsimile: (212) 848-7179

(ii)	If to Purchaser, to:

32 Mott Street Acquisition I, LLC

c/o Kirkpatrick & Lockhart Preston Gates Ellis LLP

1601 K Street, NW

Washington, DC 20006-1600

Attention: Thomas F. Cooney, III, Esq.

Facsimile: (202) 778-9100

All notices that are addressed as provided in this Section 10.3, (a) if delivered personally against proper receipt or by fax with copy by certified mail shall be effective upon delivery and (b) if delivered by certified or by registered mail with postage prepaid or by Federal Express or similar courier service with courier fees paid by the sender shall be effective upon receipt.

Section 10.4      Assignment. This Agreement and all of the provisions hereof shall be binding and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Neither this Agreement nor any of the rights or obligations hereunder may be assigned by the parties hereto without the prior written consent of the other party (which consent (i) will not be withheld if the Agreement is assigned to a creditworthy Third Party and (ii) which consent will not be unreasonably withheld or delayed in all other circumstances); provided that Purchaser shall be entitled to assign this Agreement or any of the rights hereunder without the prior written consent of Seller following the Closing, so long as Purchaser continues to be bound by its obligations hereunder, (a) in connection with the assignment of Purchaser’s rights hereunder as collateral in connection with any financing of Purchaser or (b) to an Affiliate of Purchaser. Any assignment that is in violation of this Section 10.4 shall be void ab initio.

Section 10.5	Governing Law; Jurisdiction; Waiver of Jury Trial.

(a)          This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, applicable to contracts executed in and to be performed entirely within that State.

(b)          All actions and proceedings arising out of or relating to this Agreement shall be heard and determined in the Chancery Court of the State of Delaware or any federal court sitting in the State of Delaware, and the parties hereto hereby irrevocably submit to the exclusive jurisdiction of such courts (and, in the case of appeals, appropriate appellate courts therefrom) in any such action or proceeding and irrevocably waive the defense of an inconvenient forum to the maintenance of any such action or proceeding. The consents to jurisdiction set forth in this paragraph shall not constitute general consents to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this paragraph and shall not be deemed to confer rights on any Person other than the parties hereto. The parties hereto agree that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law.

(c)          Each of the parties hereto hereby irrevocably waives any and all rights to trial by jury in any legal proceeding arising out of or related to this Agreement.

Section 10.6     Specific Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, each party hereto consents to the issuance of injunctive relief by any court of competent jurisdiction to compel performance of such party’s obligations hereunder, without bond or other security being required, this being in addition to any other remedy to which they are entitled at Law or in equity.

Section 10.7      Severability. Each term and provision of this Agreement constitutes a separate and distinct undertaking, covenant, term or provision hereof. In the event that any term or provision of this Agreement shall be determined to be unenforceable, invalid or illegal in any respect, such unenforceability, invalidity, or illegality shall not affect any other term or provision of this Agreement, but this Agreement shall be construed as if such unenforceable, invalid or illegal term or provision had never been contained herein. Moreover, if any term or provision of this Agreement shall for any reason be held to be excessively broad as to time, duration, activity or subject, it shall be construed by limiting and reducing it, so as to be enforceable to the extent permitted under applicable law as it shall then exist.

Section 10.8      Schedules. The schedules shall be construed with and as an integral part of this Agreement to the same extent as if the same had been set forth in this Agreement.

Section 10.9    Entire Agreement. This Agreement, including all schedules, annexes and exhibits to this Agreement, contains, and is intended as, a complete statement of all the terms and arrangements between the parties with respect to the matters provided for, supersedes any previous agreements and understandings between the parties with respect to those matters and cannot be changed or terminated orally.

Section 10.10	Interpretation.

(a)          When a reference is made in this Agreement to an Article, a Section, Exhibit or Schedule, such reference shall be to an Article of, a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns.

(b)          The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

Section 10.11  No Third-Party Beneficiaries. This Agreement is for the sole benefit of the parties, and nothing herein expressed or implied shall give or be construed to give any other Person any legal or equitable rights hereunder.

Section 10.12   Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original of the party executing the same and all of which, when taken together, will be deemed to constitute one and the same agreement.

[Signature page follows]

IN WITNESS WHEREOF, the parties have executed this Agreement, effective as of the date first set forth above.

BIOVERIS CORPORATION

By:	/s/ George V. Migausky
Name:	George V. Migausky
Title:	Chief Financial Officer

32 MOTT STREET ACQUISITION I, LLC

By:	/s/ Samuel J. Wohlstadter
Name:	Samuel J. Wohlstadter
Title:	CEO